                                                                    EXHIBIT 3.3




Section 3.2 of the Bylaws has been amended to read in its entirety as follows:


      SECTION 3.2 NUMBER, TENURE AND QUALIFICATIONS. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. In the absence of such resolution, the Board of Directors shall consist of at least three (3), and no more than twelve (12), directors. The term of office of each of the directors elected at any annual meeting of stockholders shall be one (1) year, with each director to hold office until his or her successor shall have been duly elected and qualified. A director may, but need not, be a stockholder of the Corporation.